

Mail Stop 7010

April 21, 2009

Mr. Joseph A. Orlando
Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

> **RE: Leucadia National Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Definitive Proxy Statement Filed On April 10, 2009**
> **File #1-5721**

Dear Mr. Orlando:

We have additional comments below on your Form 10-K. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A Filed on April 10, 2009

Executive Compensation, page 14
Elements of Compensation, page 15

> Short-Term Incentives – Annual Bonus Compensation, page 16

1. You disclose that with respect to the other NEOs, bonus compensation decisions are based on the "subjective assessment of an executive's performance and the [c]ompany's performance". Given the company's financial results for the fiscal year ended December 31, 2008, your disclosure should have focused on, and highlighted those aspects of an executive officer's performance and the company's performance that the compensation committee and Messrs. Cumming and Steinberg took in consideration in determining the bonus amounts. In future filings please expand your qualitative discussion about how the compensation committee determined the amount of the bonus awards. Further, in future filings, please disclose how individual roles and personal performance factor into the

bonus amounts you disclose for each executive officer. See Items 402(b)(1)(v), 402(b)(2)(v) and (vii) of Regulation S-K.

2. In future filings, please address the comment above in your "Long-Term Incentives-Stock Options" discussion on page 16 with respect to the 100,000 stock option awards granted to Messrs. Mara, Orlando and Wheeler, as applicable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters.

Sincerely,

Pamela Long
Assistant Director